File No. 70-

                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM U-1

                     APPLICATION /DECLARATION
                             under the
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

                       Northeast Utilities
                      174 Brush Hill Avenue
           West Springfield, Massachusetts 01090-0010

            Name of company filing this statement and
             address of principal executive offices)

                                 ***
                       Northeast Utilities
         (Name of top registered holding company parent
                          of each applicant or declarant)

                                 ***

                        Cheryl W. Grise, Esq.
                Senior Vice President, Secretary and
                        General Counsel
                        Northeast Utilities
                        P.O. Box 270
                      Hartford, CT 06141-0270

             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices, and communications to:

                                  Jeffrey C. Miller
                                    Assistant General Counsel
                          Northeast Utilities Service Company
                                     P.O. Box 270
                               Hartford, CT 06141-0270

                                  Richard M. Early
                                    Senior Counsel
                          Northeast Utilities Service Company
                                     P.O. Box 270
                               Hartford, CT 06141-0270

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.

1. Northeast Utilities (NU), a registered holding company, hereby submits to the Commission an application/declaration
(theApplication) pursuant to Sections 6(a), 7, and 12(e) of the Public Utility Holding Company Act of 1935 (the Act) and Rules 62 and 65 thereunder. NU seeks Commission approval for:

(a) the solicitation of proxies from NU's common shareholders seeking the approval of the adoption of the Northeast Utilities Employee Share Purchase Plan (the Plan), which contemplates the issuance of NU's Common Shares, $5.00 par value (NU Common Shares) and derivative securities thereof, subject to the limitations set forth therein, and

(b) the issuance each year, during the ten-year term of the Plan, of NU Common Shares (either authorized but previously unissued shares or reacquired shares) not to exceed one-half percent (0.5%) of the number of shares outstanding as of the end of the preceding year (subject to appropriate adjustment in the event of recapitalizations, mergers, splits or similar corporate transactions), and derivatives of such shares, in accordance with the terms of the Plan.

2. The Plan will replace an earlier Employee Share Purchase
Plan adopted in 1998 (See HCAR No. 35-26865, File No. 70-9185, April 29, 1988) ("Original Plan"). NU terminated the Original Plan in December 2000 in anticipation of its merger with Consolidated Edison, Inc., which was subsequently abandoned. NU has no way to reinstate the Original Plan and so wishes to commence the Plan in lieu thereof. The Plan terms discussed below are essentially the same as those of the original Plan except where otherwise indicated.

3. The Plan was adopted by action of NU's Board of Trustees (the Board) on April 9, 2001, subject to shareholder approval at the Annual Meeting of Shareholders to be held June 28, 2001. The Plan will be effective on August 1, 2001, assuming shareholder and Commission approval. A draft of the proposed proxy statement disclosure regarding the Plan is filed herewith as Exhibit A.2.
A copy of the Plan is filed herewith as Exhibit A.3.

4. The purpose of the Plan, as with the Original Plan, is to increase employee ownership of NU Common Shares, which the NU Board of Trustees believes is in the mutual interest of the employees and the NU system. Under the Plan, which is to be administered by the Compensation Committee of the Board, or its delegate (collectively, the Committee), eligible employees of participating subsidiaries of NU will be given the opportunity to purchase NU Common Shares periodically through payroll deduction. Purchases will be made on the last day of each purchase period as established by the Committee, at a discounted price. The price will be 85 percent of the lower of the closing market price on the first day or the last day of the purchase period, unless a higher price (not to exceed the lower of the closing market price on the first day or the last day of the purchase period) is set by the Committee prior to the commencement of the purchase period (under the Original Plan, officers were not eligible for the discounted price). The Plan is intended to be an "employee stock purchase plan" as described in
Section 423 of the Code.

5. Shares purchased pursuant to the Plan will be held in participant accounts to be established by Northeast Utilities Service Company until withdrawn by the participant. Such shares may not be sold or otherwise transferred by the participant for six months following the date of purchase. Dividends on such shares will be reinvested into additional shares under NU's Dividend Reinvestment Plan (see Holding Co. Act Rel. No. 26279, dated April 26, 1995, in File No. 70-7701).

6. The Plan will terminate ten years from its effective date, unless terminated earlier by the Board. The maximum number of NU Common Shares, which may be authorized but previously unissued shares and/or shares that are reacquired by NU on the open market, that may be issued for purchases under the Plan in any calendar year is one-half of one percent (0.5%) of the number of shares outstanding as of the last day of the previous calendar year. This limitation is subject to adjustment in the event of a recapitalization, stock split, merger, combination, exchange or similar corporate transaction. Shares that are eligible to be used for purchases under the Plan but are not so used cumulate and may be used for purchases in subsequent years in addition to those shares made available under the limit described above. Based on the issued and outstanding NU Common Shares on December 31, 2000, this restriction would permit 719,181 NU Common Shares to be issued to fund purchases by Plan Participants in 2001.

7. Approval of the Plan by NU's common shareholders will require the affirmative vote of the holders of a majority of the NU Common Shares present or represented at the 2001 Annual Meeting of Shareholders. Shareholder approval is required pursuant to Article (19) of NU's Declaration of Trust, a copy of which is filed herewith as Exhibit A.1, in order to issue NU Common Shares free from pre-emptive rights.

8. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

9. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 76.1% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2000 ($617.3 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

10. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations: (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request; (ii) No employees of NU's public utility subsidiaries have rendered services to NGC; (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries; (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding; (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

11. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for the periods beginning March 7, 2000 and ending March 31, 2000, June 30, 2000, September 30, 2000, and December 31, 2000, respectively. As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                              As of June 30, 2000
                              (thousands
                               of dollars)                    %

Common shareholders' equity        2,365,854                 36.9
Preferred stock                      277,700                  4.3
Long-term and short-term debt      3,768,353                 58.8
                                   ---------                -----
                                   6,411,907                100.0

The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                              As of  September 30, 2000
                              (thousands
                               of dollars)                      %

Common shareholders' equity        2,413,785                  37.9
Preferred stock                      277,700                   4.3
Long-term and short-term debt      3,683,667                  57.8
                                   ---------                 -----
                                   6,375,152                 100.0

The consolidated capitalization ratios of NU as of December 31, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                              As of  December 31, 2000
                              (thousands
                               of dollars)                      %

Common shareholders' equity        2,218,583                  36.1
Preferred stock                      276,968                   4.5
Long-term and short-term debt      3,653,843                  59.4
                                   ---------                 -----
                                   6,149,394                 100.0

 NU's consolidated retained earnings have decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000. NU's interest in NGC (its only EWG or FUCO) has made a positive contribution to earnings in that time by contributing $26.4 million to NU's retained earnings with revenues of $108.5 million and net income of $26.4 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

12. No fees, commissions or expenses have been paid or will be paid or incurred in connection with the proposed transactions other than routine expenses for: legal, financial, stock transfer and other services billed to the Applicants at cost by NUSCO, which are not expected to exceed $40,000 to implement the Plan and $40,000 annually thereafter; the additional fees and expenses of the Company in respect of the proxy solicitation, not expected to exceed $40,000; the fees and expenses of outside counsel to the Applicants, not expected to exceed $30,000; and the fees and expenses of various external service providers involved in the implementation of the Plan and their operation, which are not expected to exceed $30,000 for Plan implementation and $30,000 annually for ongoing administration.

 13. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

Sections 6(a) and 7 of the Act and Rule 50 thereunder apply to the issuance by NU from time to time of authorized but unissued shares and treasury shares in connection with the Plan as described above. Section 12(e) of the Act and Rules 62 and 65 thereunder apply to the proxy solicitation as described above.

ITEM 4. REGULATORY APPROVAL.

     No commission, other than this Commission, has jurisdiction over the Applicants with respect to any of the proposed transactions described in this Application.

ITEM 5. PROCEDURE.

     In order for NU to complete the printing of proxy cards and proxy statements for the 2001 Annual Meeting and to permit the solicitation of proxies, NU requests that the Commission issue an order on or before May 7, 2001 declaring this Application effective with respect to the solicitation of proxies from the holders of NU Common Shares in connection with shareholder approval of the Plan, as provided by Rule 62 under the Act. The Commission is requested to issue its further order on or before June 28, 2001 permitting the Application to become effective as to all other matters described herein.

     Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission. It consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's finding and/or order and hereby requests that the Commission's orders become effective forthwith upon issuance.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

     The following exhibits and financial statements are filed as part of this application:

(a) Exhibits:

Exhibit A.1 -- Declaration of Trust of Northeast Utilities, as
amended, incorporated by reference to Exhibit 3.1.1 of the 1988
Annual Report on Form 10-K of Northeast Utilities (File No. 1-
5324)

Exhibit A.2 -- Draft of Proposed Proxy Solicitation

Exhibit A.3 -- Proposed Employee Share Purchase Plan

Exhibit B -- None

Exhibit C -- None

Exhibit D -- None

Exhibit E -- None

Exhibit F -- Opinion of Counsel.

Exhibit G -- Form of Notice.

(b) Financial Statements.

Financial statements are omitted since they are not deemed relevant for a proper disposition of the proposed transactions by the Commission.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     This Application relates to the implementation by NU of a new incentive plan and employee share purchase plan and the solicitation of proxies from the holders of NU Common Shares with respect thereto, and to the issuance of additional NU Common Shares. As such, it is believed that the granting and permitting to become effective of this Application will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                         SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.

                         NORTHEAST UTILITIES



                         By Cheryl W. Grise,
                         Senior Vice President, Secretary and
                         General Counsel


Dated: April 24, 2001